EXHIBIT 8.1

The following table sets forth a list of our subsidiaries and affiliates.

Jurisdiction	Name of Subsidiary
Argentina	Pointer Argentina S.A.(1)

Mexico	Pointer Recuperacion Mexico S.A. (2)

Brazil	Pointer do Brasil Comercial Ltda. (3)

USA	Pointer Telocation Inc. (4)

India	Pointer Telocation India (5)

South Africa	Pointer SA (PTY) Ltd. (6)

Brazil	Cielo Telecom Ltda. (7)

(1)	We hold 93% of the issued and outstanding shares of Pointer Argentina.
(2)	We hold 100% of the issued and outstanding shares of Pointer Mexico.
(3)	We hold 100% of the issued and outstanding shares of Pointer Brazil.
(4)	We hold 100% of the issued and outstanding shares of Pointer Telocation Inc.
(5)	We hold 100% of the issued and outstanding shares of Pointer Telocation India.
(6)	We hold 88% of the issued and outstanding shares of Pointer South Africa.
(7)	Pointer Brazil holds 100% of the issued and outstanding shares of Cielo Telecom Ltda.